UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   April 29, 2005



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway
Decatur, Illinois   **62526**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02   **Results of Operations and Financial Condition.**

On April 29, 2005, Archer-Daniels-Midland Company (ADM) issued a press release announcing third quarter results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits**.

(c) Exhibits   The following exhibit is furnished herewith:

99.1   Press release dated April 29, 2005 announcing third quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


ARCHER-DANIELS-MIDLAND COMPANY


Date: April 29, 2005   By   /s/ David J. Smith
                                    David J. Smith
                                    Executive Vice President, Secretary and
                                      General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated April 29, 2005



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Il 62526

News Release

FOR IMMEDIATE RELEASE **April 29, 2005**

ARCHER DANIELS MIDLAND REPORTS THIRD QUARTER RESULTS

Decatur, IL — April 29, 2005 — Archer Daniels Midland (NYSE: ADM)

► **Net earnings for the quarter ended March 31, 2005 increased 19% to $ 269 million - $ .41 per share from $ 227 million - $ .35 per share last year.**

- Net earnings for the quarter ended March 31, 2005 includes a gain of $ 74 million, $ .11 per share, representing the Company's gain upon the sale of its interest in Tate & Lyle.

► **Third quarter segment operating profit decreased to $ 377 million from $ 502 million last year.**

- Oilseeds Processing earnings decreased as improved processing margins in Europe were offset by a reduction in North American and Asian operating results.
- Corn Processing earnings decreased due principally to higher energy costs and reduced lysine selling prices. Net corn costs in fiscal 2005 continue to decline from the peak reached in the fourth quarter of fiscal 2004.
- Agricultural Services earnings were comparable to last year as improved North American origination and transportation results were offset by a decline from the prior year's strong global grain merchandising results.
- Other segment operating earnings decreased primarily from reduced operating results of Food and Feed Ingredients partially offset by improved Financial earnings.

► Financial Highlights

(Amounts in thousands, except per share data and percentages)

	THREE MONTHS ENDED			NINE MONTHS ENDED		
	3/31/05	3/31/04	% CHANGE	3/31/05	3/31/04	% CHANGE
Net sales and other operating income	$ 8,484,171	$ 9,309,019	-9%	$ 26,520,108	$ 26,465,425	–
Segment operating profit	$ 376,587	$ 501,708	-25%	$ 1,199,944	$ 1,293,394	-7%
Net earnings	$ 269,095	$ 226,769	19%	$ 848,901	$ 597,771	42%
Earnings per share	$ .41	$ .35	17%	$ 1.29	$ .92	40%
Average number of shares outstanding	658,333	650,962	1%	656,177	649,241	1%

"This quarter's earnings reflect the competitive markets in agribusiness and the impact of capacity added in recent years in several sectors. Cash flows remain strong, liquidity improved and returns from our financial assets contributed to the solid results."

G. Allen Andreas, Chairman and Chief Executive

Discussion of Operations

Net earnings for the quarter ended March 31, 2005 were $ 269 million, or $ .41 per share, compared to $ 227 million, or $ .35 per share, last year. Net earnings for the nine months ended March 31, 2005 were $ 849 million, or $ 1.29 per share, compared to $ 598 million, or $ .92 per share, last year. This year's results for the quarter and nine months include a gain of $ 114 million ($ 74 million after tax, equal to $ .11 per share) from the sale of the Company's direct share interest in Tate & Lyle. This year's results for the nine months also include an after tax gain of $ 45 million ($.07 per share) representing the Company's equity share of the gain reported in the second quarter by its unconsolidated affiliate, CIP, upon the sale of its interest in Tate & Lyle. Last year's results for the quarter and nine months included asset abandonment charges of $ 12 million ($ 8 million after tax, equal to $ .01 per share) and $ 41 million ($ 26 million after tax, equal to $ .04 per share) respectively. Last year's results for the quarter and nine months also included a $ 21 million ($ 13 million after tax, equal to $ .02 per share) gain from an insurance-related lawsuit pertaining to the flood of 1993 and an $ 11 million ($ 7 million after tax, equal to $ .01 per share) gain on securities transactions.

Segment Operating profit declined $125 million to $ 377 million for the quarter and declined $ 93 million to $1.2 billion for the nine months.

Oilseeds Processing operating profit declined $ 57 million to $ 61 million for the quarter and declined $ 35 million to $ 271 million for the nine months as improved operating results in Europe were offset by decreased operating results in North American and Asian operations. Operating results in South America improved for the quarter but lagged prior year results for the nine months.

Corn Processing operating profit declined $ 54 million to $ 178 million for the quarter and declined $ 98 million to $ 413 million for the nine months due principally to higher energy costs and reduced lysine selling prices as compared to last year. In addition, higher average net corn costs negatively impacted the nine month comparison. However, as net corn costs in fiscal 2005 continue to decline, third quarter Corn Processing operating profits increased 35% over second quarter levels. Sweetener and Starches earnings declined $ 12 million to $ 80 million for the quarter due principally to higher energy costs and declined $ 77 million to $ 179 million for the nine months due principally to higher average net corn and energy costs. For the quarter, Bioproducts operating profits declined $ 42 million to $ 98 million as the effect of higher energy costs, lower ethanol sales volumes and lower lysine selling prices more than offset the positive impact of higher ethanol selling prices and lower net corn costs. For the nine months, Bioproducts operating profits decreased $ 21 million to $ 233 million due principally to higher average net corn and energy costs, lower ethanol sales volumes and lower lysine selling prices partially offset by the higher ethanol selling prices.

Agricultural Services operating profit of $ 55 million for the quarter and $194 million for the nine months were down slightly from last year levels as improvements in North American origination and transportation operating results were offset by a decline from the prior year's strong global grain merchandising results.

Other segment operating profit decreased to $ 83 million from $ 97 million for the quarter and increased to $ 322 million from $ 271 million for the nine months. Food and Feed Ingredient earnings of $ 44 million for the quarter declined from prior year levels due principally to reduced results from Cocoa and Natural Health and Nutrition operations. Earnings of Food and Feed Ingredients of $ 204 million for the nine months were comparable to last year. Financial operations increased to $ 40 million for the quarter and $ 119 million for the nine months primarily due to improved results of private equity fund investments. In addition, results of the captive insurance operations improved in the nine month period.

Corporate results for the quarter improved $ 195 million to a profit of $ 32 million from a loss of $ 163 million last year. For the nine months, Corporate results improved $ 466 million to a profit of $ 49 million from a loss of $ 417 million last year. These improvements were related to the current year gains of $ 114 million for the quarter and $ 159 million for the nine months related to the sale of the Company's Tate & Lyle interests. In addition, changing commodity price levels had no impact on LIFO inventory valuation for the current year quarter but rising prices resulted in a $ 99 million LIFO charge last year. For the nine months, declining commodity price levels this year resulted in LIFO income of $ 135 million compared to a LIFO charge of $ 160 million for the nine months last year due to rising price levels.

Conference Call Information

Archer Daniels Midland will host a conference call and audio Web cast at 8:00 a.m. Central Daylight Time on Friday, April 29, 2005 to discuss financial results and provide a Company update. To listen by phone, dial 800-798-2864 or 617-614-6206; the access code is 21567211. Digital replay of the call will be available beginning on April 29, 2005 from 1:00 p.m. CDT and ending on May 6, 2005. To access this replay, dial 888-286-8010 or 617-801-6888 and enter access code: 33538402. To listen to a live broadcast via the Internet go to: http://www.admworld.com/webcast/. A replay of the Web cast will be available on the ADM World Web site.

Archer Daniels Midland Company (ADM) is a world leader in agricultural processing. ADM is one of the world's largest processors of soybeans, corn, wheat and cocoa. ADM is also a leader in the production of soy meal and oil, ethanol, corn sweeteners and flour. In addition, ADM produces value-added food and feed ingredients. Headquartered in Decatur, Illinois, ADM has over 26,000 employees, more than 250 processing plants and net sales for the fiscal year ended June 30, 2004 of $36.2 billion. Additional information can be found on ADM's Web site at http://www.admworld.com.

###

Contacts:

Brian Peterson	Dwight Grimestad
Senior Vice President - Corporate Affairs	Vice President - Investor Relations
217/424-5413	217/424-4586

(Financial Tables Follow)

April 29, 2005

ARCHER DANIELS MIDLAND COMPANY
CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

	Three months ended March 31,		Nine months ended March 31,	
	2005	2004	2005	2004
	(in thousands, except per share amounts)			
Net sales and other operating income	$ 8,484,171	$ 9,309,019	$ 26,520,108	$ 26,465,425
Cost of products sold	7,909,315	8,722,000	24,613,112	24,820,358
Gross profit	574,856	587,019	1,906,996	1,645,067
Selling, general and administrative expenses	280,395	251,701	801,645	749,138
Other (income) expense – net	(114,575)	(3,143)	(143,984)	19,785
Earnings before income taxes	409,036	338,461	1,249,335	876,144
Income taxes	139,941	111,692	400,434	278,373
Net earnings	$ 269,095	$ 226,769	$ 848,901	$ 597,771
Diluted earnings per common share	$ .41	$ .35	$ 1.29	$ .92
Average number of shares outstanding	658,333	650,962	656,177	649,241
Other (income) expense - net consists of:				
Interest expense	$ 80,293	$ 86,856	$ 241,903	$ 259,849
Investment income	(36,300)	(35,775)	(91,756)	(89,524)
Net (gain) loss on marketable securities transactions	(113,820)	(10,677)	(113,261)	(11,697)
Equity in (earnings) losses of unconsolidated affiliates	(36,611)	(44,804)	(173,409)	(141,453)
Other – net	(8,137)	1,257	(7,461)	2,610
	$ (114,575)	$ (3,143)	$ (143,984)	$ 19,785
Operating profit by segment is as follows:				
Oilseeds Processing	$ 60,734	$ 117,510	$ 270,789	$ 306,223
Corn Processing				
Sweeteners and Starches	79,817	91,542	179,455	256,214
Bioproducts	98,056	139,949	233,499	254,681
Total Corn Processing	177,873	231,491	412,954	510,895
Agricultural Services (2)	54,644	55,827	193,779	205,011
Other				
Food and Feed Ingredients (2)	43,544	70,031	203,591	202,598
Financial	39,792	26,849	118,831	68,667
Total Other (2)	83,336	96,880	322,422	271,265
Total segment operating profit	376,587	501,708	1,199,944	1,293,394
Corporate (1) (2) (3)	32,449	(163,247)	49,391	(417,250)
Earnings before income taxes	$ 409,036	$ 338,461	$ 1,249,335	$ 876,144

(1) Fiscal 2005 third quarter and nine months results include gains of $ 114 million and $ 159 million, respectively, related to sales of the Company's interests in Tate & Lyle.

(2) Fiscal 2004 third quarter results include a charge for the abandonment and write down of long-lived assets of: Oilseeds Processing ($ 3 million), Corn Processing ($ 1 million) and Other ($ 8 million). Fiscal 2004 nine month results include a charge for the abandonment and write down of long-lived assets of: Oilseeds Processing ($ 3 million), Corn Processing ($ 1 million), Agricultural Services ($ 5 million), Other ($ 18 million) and Corporate ($ 14 million).

(3) Includes LIFO income of $ 135 million for the nine months ended March 31, 2005. Includes LIFO charge of $ 99 million for the quarter and $ 160 million for the nine months ended March 31, 2004.

April 29, 2005

ARCHER DANIELS MIDLAND COMPANY
SUMMARY OF FINANCIAL CONDITION
(unaudited)

	March 31, 2005	June 30, 2004
	(in thousands)	
NET INVESTMENT IN		
Working capital	$ 5,036,687	$ 5,520,066
Property, plant and equipment	5,248,860	5,254,738
Investments in and advances to affiliates	1,893,932	1,832,619
Long-term marketable securities	989,510	1,161,388
Other non-current assets	804,899	781,080
	$ 13,973,888	$ 14,549,891
FINANCED BY		
Short-term debt	$ 270,374	$ 1,770,512
Long-term debt, including current maturites	3,758,072	3,900,670
Deferred liabilities	1,372,336	1,180,493
Shareholders' equity	8,573,106	7,698,216
	$ 13,973,888	$ 14,549,891

SUMMARY OF CASH FLOWS
(unaudited)

	Nine Months Ended March 31,	
	2005	2004
	(in thousands)	
Operating activities		
Net earnings	$ 848,901	$ 597,771
Depreciation	507,599	513,293
Asset abandonments	1,896	40,184
Other – net	31,742	31,087
Changes in operating assets and liabilities	653,614	(2,080,976)
Total Operating Activities	2,043,752	(898,641)
Investing Activities		
Purchases of property, plant and equipment	(451,223)	(365,752)
Net assets of businesses acquired	(4,670)	(53,616)
Other investing activities	351,223	(23,705)
Total Investing Activities	(104,670)	(443,073)
Financing Activities		
Long-term borrowings	8,547	2,646
Long-term debt payments	(174,018)	(26,731)
Net borrowings (payments) under lines of credit	(1,520,661)	1,510,532
Purchases of treasury stock	(3,514)	(4,083)
Cash dividends	(153,967)	(126,615)
Proceeds from exercises of stock options	26,207	26,021
Total Financing Activities	(1,817,406)	1,381,770
Increase in cash and cash equivalents	121,676	40,056
Cash and cash equivalents beginning of period	540,207	764,959
Cash and cash equivalents end of period	$ 661,883	$ 805,015